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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934




                               PALWEB CORPORATION
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                                (Name of Issuer)


                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   69763T 10 8
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                                 (CUSIP Number)

                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                             1800 Mid-America Tower
                                20 North Broadway
                             Oklahoma City, OK 73102
                                 (405) 235-7764
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                January 10, 2003
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             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 69763T 10 8                                              PAGE 2 OF 12
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1) NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Paul A. Kruger
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    N/A
   (a) |_|
   (b) |_|
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3) SEC USE ONLY

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4) SOURCE OF FUNDS (See Instructions)
                                                                     AF;PF;OO
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
   OR 2(E)

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6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                United States
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                           (7) SOLE VOTING POWER                    1,527,584
  NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY
  OWNED BY                 (8) SHARED VOTING POWER                  2,415,813
    EACH
  REPORTING                -----------------------------------------------------
   PERSON                  (9) SOLE DISPOSITIVE POWER               1,527,584
    WITH
                           -----------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER            2,415,813

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    3,943,397
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12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                        51.4%
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14) TYPE OF REPORTING PERSON (See Instructions)
                                                                        IN
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CUSIP No. 69763T 10 8                                              PAGE 3 OF 12
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1) NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Hildalgo Trading Company, L.C.
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    N/A
   (a) |_|
   (b) |_|
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3) SEC USE ONLY

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4) SOURCE OF FUNDS (See Instructions)
                                                                        WC:OO
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
   OR 2(E)

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6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                      Florida
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                           (7) SOLE VOTING POWER                            0
  NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY               (8) SHARED VOTING POWER                  2,415,813
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 (9) SOLE DISPOSITIVE POWER                       0
   PERSON
    WITH                   -----------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER            2,415,813

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,415,813

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12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|
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13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  32.4%

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14) TYPE OF REPORTING PERSON (See Instructions)
                                                                           OO
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CUSIP No. 69763T 10 8                                              PAGE 4 OF 12
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1) NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                                                  Onward, LLC
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2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)    N/A
   (a) |_|
   (b) |_|
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3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS (See Instructions)
                                                                        WC;OO
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5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D)
   OR 2(E)

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6) CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     Oklahoma
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                           (7) SOLE VOTING POWER                            0
  NUMBER OF
   SHARES                  -----------------------------------------------------
BENEFICIALLY               (8) SHARED VOTING POWER                          0
  OWNED BY
    EACH                   -----------------------------------------------------
  REPORTING
   PERSON                  (9) SOLE DISPOSITIVE POWER                       0
    WITH
                           -----------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER                    0

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11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            0

--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     0%

--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON (See Instructions)
                                                                           OO
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CUSIP No. 69763T 10 8                                              PAGE 5 OF 12
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This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to the Schedule
13D originally filed on October 18, 2000, and amended by Amendment No. 1 to
Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission on March 27, 2002, on behalf of Paul A. Kruger, with regard to his beneficial ownership of shares of the common stock, par value $0.0001 per share, of PalWeb Corporation, an Oklahoma corporation (formerly a Delaware corporation now domiciled in Oklahoma) ("PalWeb" or the "Company"). The original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, is referred to herein as the "Schedule 13D." This Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended
(the "Exchange Act"), to report:

(1) the sale and acquisition of additional shares of Common Stock by Paul A. Kruger of the Company;
(2) acquisition of the right to acquire shares of Common Stock of the Company through shares of Series 2001 12% Cumulative Convertible Senior Preferred Stock of PalWeb ("2001 Preferred Stock") and warrants to purchase shares of Common Stock of PalWeb ("Warrants") by Hildalgo Trading Company, L.C. ("Hildalgo") from Onward, LLC, an Oklahoma limited liability company ("Onward"), both wholly-owned by Paul A. Kruger;
(3) the right of Paul A. Kruger to acquire additional shares of Common Stock of the Company pursuant to the grant of stock options; and
(4) a loan made by Paul A. Kruger to the Company and certain related transactions.

Paul A. Kruger, Hildalgo and Onward are sometimes collectively referred to hereinafter as "Reporting Persons" and, individually, as a "Reporting Person."


ITEM 1.  SECURITY AND ISSUER.

         The information set forth in the Schedule 13D with respect to this Item 1 is hereby amended and restated to read, in its entirety, as follows:

         On May 2, 2002, a Certificate of Ownership and Merger merging PalWeb Corporation, a Delaware corporation, into PalWeb Oklahoma Corporation, an Oklahoma corporation, and changing the name of the survivor to PalWeb Corporation was filed with the Secretary of State of the states of Delaware and Oklahoma. Pursuant to the Certificate of Ownership and Merger, the par value of the common stock was changed from $.10 per share to $.0001 per share, representing a one for fifty reverse split of the common stock. The CUSIP number assigned to the common stock of the Company was changed from 69763P 10 6 to 69763T 10 8. All share references in this Schedule give effect to this reverse split.

         The securities to which this Schedule 13D relate are shares of common stock, par value $0.0001 per share (the "Common Stock") of PalWeb. The address of the Company's principal executive office is 1607 West Commerce Street,
Dallas, Texas 75208. The name and address of the principal executive officers of PalWeb are:
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CUSIP No. 69763T 10 8                                              PAGE 6 OF 12
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         Warren F. Kruger                  Chief Executive Officer and President
         1613 East 15th Street
         Tulsa, OK 74120

         William W. Rahhal                 Chief Financial Officer
         Hulme Rahhal Henderson, Inc.
         100 E. Street, S.W., Suite 200
         Ardmore, OK 73401


ITEM 2.  IDENTITY AND BACKGROUND.

         The information set forth in the Schedule 13D with respect to this Item 2 is hereby amended and and supplemented by adding the following:

         In April 2002, Paul Kruger sold 25,790 shares in a private sale and 14,210 in another private sale.

         On April 11, 2002, Paul A. Kruger was granted options to purchase 150,000 shares of Common Stock (the "Options") as compensation for his services as an executive officer and director of PalWeb. None of these Options was exercisable until the shareholders of PalWeb amended the certificate of incorporation of PalWeb to reduce the par value of the Common Stock, which occurred on May 2, 2002.

         On June 26, 2002, Paul A. Kruger was granted options to purchase 25,000 shares of Common Stock (the "Options") as partial compensation for certain duties assumed by him as a member of the Board of Directors in lieu of the Company having an executive management team.

         On June 26, 2002, the Company declared a prorata stock dividend of 272,775 shares of Common Stock to the holders of 2001 Preferred Stock in satisfaction of preferred dividends for the dividends per share ending March 3l and June 30, 2002. As a result, Hildalgo received 64,122 shares of Common Stock.

         On June 28, 2002, Paul A. Kruger purchased 60,000 shares of Common Stock in a private transaction.

         In four separate transactions during the month of July 2002, Paul A. Kruger acquired in the open market an aggregate of 80,000 additional shares of Common Stock.

         In October, 2002, Hildalgo acquired the 81,282 shares of 2001 Preferred Stock and 487,693 Warrants previously held by Onward.

         On October 17, 2002, the Company declared a prorata stock dividend of 92,376 shares of Common Stock to the holders of 2001 Preferred Stock in satisfaction of dividends for the period ending September 30, 2002. As a result, Hildalgo received 35,164 shares of Common Stock. Effective the same date, the Company issued 15,584 shares of Common Stock to Paul A. Kruger in lieu of the payment of interest due to Paul Kruger on outstanding notes.
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CUSIP No. 69763T 10 8                                              PAGE 7 OF 12
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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change in the information previously reported.


ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in the Schedule 13D with respect to this Item 4 is hereby amended and supplemented as follows:

         Onward no longer owns shares of 2001 Preferred Stock nor Warrants to purchase common stock.

         On May 2, 2002, a Certificate of Ownership and Merger merging PalWeb Corporation, a Delaware corporation, into PalWeb Oklahoma Corporation, an Oklahoma corporation, and changing the name of the survivor to PalWeb Corporation was filed with the Secretary of State of the states of Delaware and Oklahoma. Pursuant to the Certificate of Ownership and Merger, the par value of the common stock was changed from $.10 per share to $.0001 per share, representing a one for fifty reverse split of the common stock.

         See Item 6 below for information relating to changes in directors and a loan from Paul Kruger to the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the Schedule 13D with respect to this Item 5 is hereby amended and restated to read, in its entirety, as follows:

         (a) and (b) The percentages set forth below and on pages 2-4 hereof and below (the "Percentages") are based on (i) 5,155,373 shares of Common Stock outstanding based upon the Company's Form 10-QSB for the period ended November 30, 2002, as filed with the Securities and Exchange Commission on January 14, 2003; and (ii) in accordance with the rules of the Securities and Exchange Commission, includes only the shares which a reporting person has the right to acquire upon the conversion or exercise of convertible securities, warrants, options or otherwise which are considered outstanding for purposes of calculating the reporting person's percentage ownership.

         By virtue of his ownership of and control over Hildalgo, Paul A. Kruger is deemed to beneficially own the equity securities of Hildalgo. In connection with the Percentages relating to Paul A. Kruger, such Percentages are also based on (i) 225,000 shares of Common Stock that Paul A. Kruger has the right to acquire pursuant to the Options, and (ii) 2,291,927 shares of Common Stock that Hildalgo has the right to acquire upon the conversion of the 2001 Preferred Stock and the exercise of the Warrants. In connection with the Percentages relating to Hildalgo, such Percentages are also based on 2,291,927 shares of Common Stock that Hildalgo has the right to acquire upon the conversion of the 2001 Preferred Stock and the exercise of the Warrants.
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CUSIP No. 69763T 10 8                                              PAGE 8 OF 12
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         Paul A. Kruger beneficially owns 3,943,397 shares of the Company's
Common Stock, representing 51.4% of the class, which includes (i) 1,426,470 shares of Common Stock beneficially owned directly or indirectly, (ii) 225,000 shares of Common Stock that Paul A. Kruger directly has the right to acquire in connection with the Options, (iii) 1,234,114 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Hildalgo in connection with 2001 Preferred Stock, (iv) and 1,057,813 shares of Common Stock Paul A. Kruger indirectly has the right to acquire through Hildalgo in connection with Warrants. Of the 3,943,397 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger has:

     1.   the sole power to vote, or to direct the vote of 1,527,584 shares;

     2.   the shared power to vote, or direct the vote of 2,415,813 shares;

     3. the sole power to dispose, or to direct the disposition of 1,527,584 shares;

     4.   the shared power to dispose, or direct the disposition of 2,415,813.

As an individual, Mr. Kruger beneficially owns directly or indirectly 3,943,397 shares of Common Stock. Mr. Kruger indirectly beneficially owns 2,415,813 shares of Common Stock through Hildalgo, of which he shares the power to vote, and the power to dispose such shares. Of the remaining 1,527,584 shares of Common Stock beneficially owned by Mr. Kruger, Mr. Kruger indirectly owns 50,000 shares on behalf of his minor children, and the remaining 1,477,584 shares directly which includes 225,000 shares he has the right to acquire on exercise of options.

         Hildalgo beneficially owns 2,415,813 shares of Common Stock, representing 32.4% of the class, which includes (i) 123,886 shares of Common Stock that it directly owns, (ii) 1,234,114 shares of Common Stock Hildalgo directly has the right to acquire in connection with 2001 Preferred Stock, and
(iii) 1,057,813 shares of Common Stock Hildalgo directly has the right to acquire in connection with Warrants. Hildalgo has the shared power to vote, or direct the vote of, and the shared power to dispose, or direct the disposition of all 2,415,813 shares of Common Stock beneficially owned by Hildalgo.

         There is excluded from the shares shown as beneficially owned by Paul Kruger a total of 693,000 shares of Common Stock which are held by Bill J. English, as Trustee ("Trustee") pursuant to a Plan ("Plan") between Paceco Financial Services, Inc. ("PFS") and the Oklahoma Department of Securities. Paul Kruger owns 100% of PFS as a result of the sale of all of the stock of PFS to him effective May 31, 2002. Until the expiration of the Plan, the Trustee has sole voting and disposition power of the shares held in trust. For additional information concerning this Plan, see PalWeb's Form 10-K for the year ended May 31, 2001 and Exhibits B and C to this report.

         (d) Not applicable.

         (e) In October 2002, the ownership of shares of the 2001 Preferred Stock and Warrants were transferred from Onward to Hildalgo and Onward ceased to be a beneficial owner of any class of securities of PalWeb.
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CUSIP No. 69763T 10 8                                              PAGE 9 OF 12
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         At November 30, 2002, PalWeb had outstanding bank financing provided by The F&M Bank and Trust Company ("F&M"), and PPP had granted a deed of trust on its building to secure indebtedness to Texas Capital Bank ("Texas Capital"). The F&M financing and the Texas Capital loan are being replaced by a loan provided by Paul Kruger, PalWeb's former Chairman and Chief Executive Officer. The Yorktown financing discussed above is not being repaid pursuant to the loan from Paul Kruger. Effective January 10, 2003, PalWeb entered into a Loan Agreement with Paul Kruger whereby Mr. Kruger will provide $7,000,000 in financing at 3% above the prime rate of interest due June 4, 2004 (the "Loan Agreement"). The proceeds will be used to pay the outstanding debt to F&M, Texas Capital and to Paul Kruger. Mr. Kruger, along with an officer and two employees associated with Mr. Kruger, and Lyle Miller, a director, will resign their employment and director positions with PalWeb, and:

         (1) Those resigning will become fully vested with respect to all PalWeb common stock options previously granted to them and will receive extensions on the exercise of such options for a period of five (5) years from the effective date of the Paul Kruger loan, or until January 10, 2008, at the same exercise price.

         (2) Mr. Kruger will receive a non-exclusive distribution agreement to acquire pallets at PPP's F.O.B. price at PPP's plant in Dallas, Texas, less the greatest discounts or concessions made to any of PPP's other distributors for similar kinds and quantities of products. The agreement may be terminated by either party upon thirty (30) days written notice to the other party.

         (3) Mr. Kruger will receive an assignment of a $20,000,000 default judgement that PalWeb holds in its favor against Wolfgang Ullrich, a German citizen. PalWeb will have the option to participate pro rata with Paul Kruger in any or all of the judgment proceeds by electing to pay a share of the costs associated with enforcement and collection of the judgment.

         (4) Pursuant to the Loan Agreement, to secure the financing provided by Mr. Kruger, PalWeb and PPP have granted to Mr. Kruger a lien on all assets of PPP, and PalWeb has granted to Mr. Kruger a pledge of its stock in PPP.

         In addition, in connection with the Loan Agreement, PalWeb and PPP have agreed, among other things, not to engage in the following activities without the written consent of Paul Kruger:

         o create, assume or suffer to exist certain liens, charges or encumbrances on the properties encumbered to Mr. Kruger;

         o    sell, assign, transfer, convey, or encumber their assets;

         o create, assume or suffer to exist any indebtedness in excess of $500,000 in any single year;

         o    make certain loans, advances or extensions of credit;

         o merge, consolidate, enter into certain business combinations, or acquire substantially all of the assets of any other corporation;
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CUSIP No. 69763T 10 8                                              PAGE 10 OF 12
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         o    liquidate either corporation;

         o engage in any business activities substantially different from or unrelated to their present or proposed business activities;

         o    declare or pay certain cash or asset dividends; or

         o permit intercompany transfers, loans or advances to other companies related to either PalWeb or PPP.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A   Irrevocable Proxy granted by Michael John to Paul Kruger dated April
            29, 1999, incorporated herein by reference to Exhibit 1 under Item 6 of Paul Kruger's Schedule 13D filed on October 18, 2000

Exhibit B   Put Agreement by and among Paul A. Kruger, Bill J. English as
            Trustee and Paceco Financial Services, Inc. dated December 20, 2000, incorporated herein by reference to Exhibit 99.2 under Item 7 of PalWeb's Form 8-K filed on January 2, 2001

Exhibit C   Trust Agreement between Paceco Financial Services, Inc. and Bill J.
            English dated December 20, 2000, incorporated herein by reference to
            Exhibit 99.3 under Item 7 of PalWeb's Form 8-K filed on January 2,
            2001

Exhibit D   Form of Incentive Stock Option Agreement, incorporated herein by reference to Exhibit 99.9 under Part III, Item 13 of PalWeb's Form
            10-KSB for the period ended May 31, 2001, which was filed on September 13, 2001

Exhibit E   Securities Purchase Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.7 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on January 14, 2002

Exhibit F   Form of Common Stock Purchase Warrant used in connection with
            Securities Purchase Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.9 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on January 14, 2002

Exhibit G   Shareholders and Voting Agreement by and among PalWeb Corporation and certain purchasers dated January 4, 2002, incorporated herein by reference to Exhibit 10.8 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2001, which was filed on
            January 14, 2002
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CUSIP No. 69763T 10 8                                              PAGE 11 OF 12
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Exhibit H   Amendment No. 1 to Securities Purchase Agreement and Shareholders
            and Voting Agreement by and among PalWeb Corporation and certain purchasers dated January 21, 2002, incorporated herein by reference to Exhibit H to Amendment No. 1 to Schedule 13D filed with the
            Securities and Exchange Commission on March 27, 2002.

Exhibit I Promissory Note in the amount of $500,000.00 executed by PalWeb Corporation and Plastic Pallet Production, Inc., in favor of Yorktown Management & Financial Services, Inc., dated December 4, 2002, incorporated herein by reference to Exhibit 10.1 under Part II, Item 6 of PalWeb's Form 10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit J   Letter Agreement between PalWeb Corporation, Plastic Pallet
            Production, Inc., and Paul A. Kruger dated January 10, 2003, incorporated herein by reference to Exhibit 10.2 under Part II, Item
            6 of PalWeb's Form 10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit K   Loan Agreement between PalWeb Corporation, Plastic Pallet
            Production, Inc., and Paul A. Kruger dated January 10, 2003, incorporated herein by reference to Exhibit 10.3 under Part II, Item
            6 of PalWeb's Form 10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit L   Promissory Note in the amount of $7,000,000.00 executed by PalWeb
            Corporation and Plastic Pallet Production, Inc., in favor of Paul A.
            Kruger dated January 10, 2003 , incorporated herein by reference to
            Exhibit 10.4 under Part II, Item 6 of PalWeb's Form 10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit M   Stock Pledge Agreement executed by PalWeb Corporation in favor of
            Paul A. Kruger dated January 10, 2003, incorporated herein by reference to Exhibit 10.5 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit N   Security Agreement between PalWeb Corporation, Plastic Pallet
            Production, Inc., and Paul A. Kruger dated January 10, 2003, incorporated herein by reference to Exhibit 10.6 under Part II, Item
            6 of PalWeb's Form 10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003

Exhibit O   Deed of Trust executed by Plastic Pallet Production, Inc., in favor of Paul A. Kruger dated January 10, 2003, incorporated herein by reference to Exhibit 10.7 under Part II, Item 6 of PalWeb's Form
            10-QSB for the period ended November 30, 2002, which was filed on January 14, 2003


                            [Signatures on next page]
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CUSIP No. 69763T 10 8                                              PAGE 12 OF 12
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2003                   /s/ Paul A. Kruger
                                          -----------------------------------
                                          Paul A. Kruger




                                          HILDALGO TRADING COMPANY, L.C.


                                          By: /s/ Paul A. Kruger
                                              -------------------------------
                                              Paul A. Kruger, Manager




                                          ONWARD, LLC


                                          By: /s/ Paul A. Kruger
                                              -------------------------------
                                              Paul A. Kruger, Manager